UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2026

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Financial Information

On April 20, 2026, Plastec Technologies, Ltd. (the “Company”) issued a press release announcing the Company’s financial results for the fiscal year ended December 31, 2025. A copy of the press release is attached to this Report of Foreign Private Issuer as Exhibit 99.1.

The foregoing information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit	Description

99.1	Press release dated April 20, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 20, 2026

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer